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                                                      Filed by: AGCO Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                    Subject Company: Ag-Chem Equipment Co., Inc.
                                                   Commission File No: 000-25360


         On November 20, 2000, AGCO Corporation issued a press release announcing the signing of a definitive merger agreement with Ag-Chem Equipment Co., Inc. The text of the press release follows.

[AGCO(R) LOGO]     AGCO Corporation
                   4205 River Green Parkway   Duluth, GA USA 30096-2568
                   ------------------------------------------------------------
                   Telephone 770/813-9200


FOR IMMEDIATE RELEASE
Monday, November 20, 2000

CONTACT:  Norm Boyd                            or      Don Millard
          Sr. V.P., Corporate Development              Sr. V.P. & CFO
          (770)813-6144                                (770)813-6164


               AGCO AGREES TO ACQUIRE AG-CHEM EQUIPMENT CO., INC.
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         ACQUISITION PROVIDES LEADERSHIP IN SPRAYERS AND GPS TECHNOLOGY


                  DULUTH, GA - November 19 -- AGCO Corporation (NYSE: AG), a major worldwide designer, manufacturer and distributor of agricultural equipment, today announced that it has entered into an agreement to acquire Ag-Chem Equipment Co., Inc. (NASDAQ: AGCH), a leading manufacturer and distributor of specialized off-road heavy equipment for agricultural and industrial applications. The primary focus of Ag-Chem is agricultural machinery designed for the application of fertilizer and chemicals to farm fields. Ag-Chem is also the leading provider of unique, site-specific technology for farm management with a division known as SOILTEQ. This acquisition will give AGCO the leading position in the self-propelled sprayer market and will provide market access to the most advanced crop management technology, a system that can be integrated with all users and brands.

                  Ag-Chem, headquartered in Minnetonka, Minnesota, had estimated 2000 year sales of $299 million. The business was founded by Mr. A. E. McQuinn, an industry visionary, in 1963 and has grown into a major manufacturer and distributor of application equipment. Current products include the RoGator, Terra-Gator, Lor*Al, and other industrial products which are complimented by the growing SOILTEQ Division. Manufacturing facilities are located at Jackson and Benson, Minnesota and Niles, Michigan with a European facility at Grubbenvorst, Holland.

                  The transaction will merge Ag-Chem with a wholly owned subsidiary of AGCO under an agreement that will provide Ag-Chem shareholders with a combination payment of cash and AGCO stock valued at $25.80 per Ag-Chem share. The transaction is subject to customary closing conditions including approval by the appropriate regulatory agencies and Ag-Chem shareholders. The acquisition will be


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recorded under the purchase method of accounting and is expected to be accretive to AGCO's net income and net income per share. Mr. McQuinn controls approximately 60% of the shares of Ag-Chem and has provided AGCO with a Voting Agreement whereby he has committed to vote for the merger to the maximum extent without triggering the Minnesota control share acquisition statute.

                  "The acquisition of Ag-Chem provides AGCO with significant opportunities to expand its market presence in two major growth segments of the agricultural industry and to introduce quality products to new markets throughout the world," according to John M. Shumejda, President and Chief Executive Officer of AGCO. "The addition of the Ag-Chem brand to AGCO's full line of farm equipment products will also provide the opportunity for continued cost reductions in such a manner as to dramatically improve revenue and earnings growth.

                  "The worldwide distribution strength of AGCO will allow sales to expand for Ag-Chem products and to utilize the equipment technology to develop new products for the emerging needs throughout the world."

                  SOILTEQ offers the site-specific crop management system that incorporates GPS technology to provide management services for more efficient and productive farming. The system gathers customized agricultural data into geo-referenced maps and creates site-specific product applications through on-board control systems. The software system has evolved into a complete database for the agronomy professional to control and manage the variances by crop and location to ensure higher yield at lower cost.

                  The Ag-Chem line of equipment is specifically designed for the pre-emergence and post-emergence markets and has the capability to apply varieties of fertilizers, chemicals, and other crop inputs simultaneously and precisely as interpreted by the on-board control equipment. This technique has improved farm productivity through improved cost management, higher yields and effective land management. The equipment has proven to be of major importance in controlling the precise application of chemicals and fertilizers in accordance with sound environmental practices.

                  AGCO will broadcast over the Internet a conference call with securities analysts to discuss the acquisition on Monday, November 20th at 11:30 a.m. Eastern Time. The conference call webcast will be provided in a simultaneous, listen-only mode by accessing the Company's website at www.agcocorp.com.


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                  AGCO Corporation, headquartered in Duluth, Georgia, is a
global designer, manufacturer and distributor of agricultural equipment and related replacement parts. AGCO products are distributed in 140 countries. AGCO offers a full product line including tractors, combines, hay tools, sprayers, forage equipment and implements through more than 8,200 independent dealers and distributors around the world. AGCO's products are distributed under the brand names AGCO(R)Allis, AGCOSTAR(R), Farmhand(R), Fendt(TM), Glencoe(R), GLEANER(R), Hesston(R), Massey Ferguson(R), New Idea(R), Tye(R), Spra-Coupe(R), White and Willmar(R). AGCO provides retail financing through its AGCO Finance joint venture in North America and through its Agricredit joint ventures in the United Kingdom, France, Germany, Spain and Brazil. In 1999 AGCO had sales of $2.4 billion.

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Please visit our website at www.agcocorp.com.

SAFE HARBOR STATEMENT

This press release may contain forward-looking statements, including statements with respect to the expected benefits to the Company and synergies related to the transaction with Ag-Chem, the Company's anticipated revenue and earnings growth and the Company's increased market presence. Forward- looking statements are subject to risks which could cause actual results to differ materially from those suggested by the statements. Although the Company believes that the statements it has made are based on reasonable assumptions, they are based on current information and beliefs and, accordingly, the Company can give no assurance that its statements will be achieved. The Company bases its outlook on key operating, economic and agricultural data which are subject to change including, but not limited to: farm cash income, worldwide demand for agricultural products, commodity prices, grain stock levels, weather, crop production, farmer debt levels, existing government programs and farm-related legislation. Additionally, the Company's financial results are sensitive to movement in interest rates and foreign currencies, as well as general economic conditions, pricing and product actions taken by competitors, the success of its facility rationalization process, production disruptions and changes in environmental, international trade and other laws which impact the way in which it conducts its business. Further information concerning factors that could significantly affect the Company's results is included in the Company's filings with the Securities and Exchange Commission. The Company disclaims any responsibility to update any forward-looking statements.

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                 AGCO Corporation will be filing a registration statement, which will contain a proxy statement of Ag-Chem Equipment Co., Inc., and other documents, with the Securities and Exchange Commission (SEC). Investors and stockholders are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available. Investors and stockholders will be able to receive the proxy statement/prospectus and other documents filed by AGCO and Ag-Chem free of charge at the SEC's web site, www.sec.gov, or from AGCO Investor Relations at 4205 River Green Parkway,
Duluth, Georgia 30096-2568, Attention: Andy Beck. AGCO and Ag-Chem and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Ag-Chem in connection with the merger. Information concerning the identity of the participants in the solicitation of proxies by the AGCO and Ag-Chem boards of directors and executive officers and their direct or indirect interest, by security holdings or otherwise, may be obtained from the filings by AGCO and Ag-Chem with the SEC, including the Form 8-K to be filed on approximately November 21, 2000 filed by Ag-Chem in connection with the announcement of the merger agreement. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.


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